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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CHAMPIONSHIP AUTO RACING TEAMS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

158711101

(Cusip Number)

OPEN WHEEL RACING SERIES LLC
275 Middlefield Road, Second Floor
Menlo Park, CA 94025
Attention: Kevin Kalkhoven
(650) 329-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 158711101			Page 2 of 15

1.	Name of Reporting Person: OPEN WHEEL RACING SERIES LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 158711101			Page 3 of 15

1.	Name of Reporting Person: OPEN WHEEL ACQUISITION CORPORATION		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 158711101			Page 4 of 15

1.	Name of Reporting Person: 21st CENTURY RACING HOLDINGS LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 158711101			Page 5 of 15

1.	Name of Reporting Person: KEVIN KALKHOVEN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 158711101			Page 6 of 15

1.	Name of Reporting Person: BIG BANG RACING LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 158711101			Page 7 of 15

1.	Name of Reporting Person: PAUL GENTILOZZI		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 158711101			Page 8 of 15

1.	Name of Reporting Person: WILLIS CAPITAL, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,377,400

		8.	Shared Voting Power: 3,377,400

		9.	Sole Dispositive Power: 3,377,400

		10.	Shared Dispositive Power: 3,377,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (1)

14.	Type of Reporting Person (See Instructions): OO

(1) Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

CUSIP No. 158711101			Page 9 of 15

1.	Name of Reporting Person: GERALD R. FORSYTHE		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,377,400 (1)

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: 3,377,400 (1)

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): IN

(1) As further explained in Item 3 below, Gerald R. Forsythe is the beneficial owner of 3,377,400 shares of CART common stock, which are owned by Willis Capital, L.L.C. Mr. Forsythe exercises control of Willis Capital, L.L.C.

(2) Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

BACKGROUND

     The Schedule 13D filed on August 18, 2003, Schedule 13D-A filed on September 11, 2003, Schedule 13D-A filed on November 12, 2003, and Schedule 13D-A filed on December 3, 2003 by the Reporting Persons identified in Item 2 are hereby amended. This Amendment No. 4 to the Schedule 13D (“Schedule 13-D/A”) is filed because the Reporting Persons have entered into an Asset Purchase Agreement among Open Wheel Racing Series LLC (“OPEN WHEEL RACING”), Open Wheel Acquisition Corporation (“ACQUISITION CORP.”), Championship Auto Racing Teams, Inc. (“CART”) and its subsidiary, Cart, Inc., dated December 15, 2003 (the “ASSET PURCHASE AGREEMENT”). Pursuant to the Asset Purchase Agreement, the Reporting Persons mutually terminated the Agreement and Plan of Merger among Open Wheel Racing, Acquisition Corp. and CART, dated September 10, 2003 (the “MERGER AGREEMENT”), and agreed to acquire certain assets of CART and Cart, Inc. In addition, the CART common stock previously owned by Open Wheel Racing and beneficially owned by the Reporting Persons has been transferred to Willis Capital, L.L.C. Apart from Willis Capital, L.L.C. and Gerald R. Forsythe, none of the Reporting Persons now have a beneficial ownership interest in CART common stock.

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13-D/A relates to the common stock, par value $0.01 per share (the “COMMON STOCK”), of CART, a Delaware corporation whose principal executive offices are located at 5350 Lakeview Parkway South Drive, Indianapolis, Indiana 46268.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13-D/A is filed by Open Wheel Racing Series LLC, Open Wheel Acquisition Corporation, 21st Century Racing Holdings LLC, Kevin Kalkhoven (“MR. KALKHOVEN”), Big Bang Racing LLC, and Paul Gentilozzi (“MR. GENTILOZZI”) with respect to shares of Common Stock which they previously owned or may have been deemed to beneficially own pursuant to Section 13(d) of the Securities Exchange Act of 1934 as amended (the “EXCHANGE ACT”). This Schedule 13-D/A is filed by Willis Capital, L.L.C., and Gerald R. Forsythe with respect to shares of Common Stock which they own or may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act. Open Wheel Racing Series LLC, Open Wheel Acquisition Corporation, 21st Century Racing Holdings LLC, Mr. Kalkhoven, Big Bang Racing LLC, Mr. Gentilozzi, Willis Capital and Mr. Forsythe are referred to collectively herein as the “REPORTING PERSONS.”

     Open Wheel Racing is organized under the laws of the State of Delaware, and its principal office is located at 275 Middlefield Road, Second Floor, Menlo Park, California 94025. Open Wheel Racing is a specially formed entity whose principal business is to acquire CART. The members of Open Wheel Racing are 21st Century Racing Holdings LLC, Big Bang Racing LLC, and Willis Capital, L.L.C.

     Acquisition Corp. is organized under the laws of the State of Delaware and its principal office is located at 275 Middlefield Road, Second Floor, Menlo Park, California 94025. Acquisition Corp. is a wholly owned subsidiary of Open Wheel Racing formed for the purpose of effecting a merger with CART. The directors of Acquisition Corp. are Messrs. Kalkhoven, Gentilozzi and Forsythe. The executive officers of Acquisition Corp. are Messrs. Kalkhoven, Gentilozzi and Forsythe.

     21st Century Racing Holdings LLC is organized under the laws of the State of Delaware, and its principal office is located at 275 Middlefield Road, Second Floor, Menlo Park, California 94025. 21st Century Racing Holdings LLC is a specially formed entity whose principal business is to acquire a membership interest in Open Wheel Racing. The sole member of 21st Century Racing Holdings LLC is Mr. Kalkhoven.

     Mr. Kalkhoven is a United Kingdom citizen and his business address is 275 Middlefield Road, Second Floor, Menlo Park, California 94025. Mr. Kalkhoven’s present principal occupation is that of an investor. Mr. Kalkhoven is a member of Kalkhoven, Pettit, Levin and Johnson Ventures, LLC, whose principal business address is 275 Middlefield Road, Second Floor, Menlo Park, California 94025.

     Big Bang Racing LLC is organized under the laws of the State of Delaware and its principal office is located at 201 N. Washington Square, Suite 900, Lansing, Michigan 48933. Big Bang Racing LLC is a specially formed entity whose principal business is to acquire a membership interest in Open Wheel Racing. The sole member of Big Bang Racing LLC is Paul Gentilozzi.

     Mr. Gentilozzi is a United States citizen and his business address is 201 N. Washington Square, Suite 900, Lansing, Michigan 48933. Mr. Gentilozzi’s principal occupation is that of an investor. Mr. Gentilozzi is the sole member of Big Bang Racing LLC. Mr. Gentilozzi is also CEO of Rocketsports Inc. and Gentilozzi Real Estate, Inc.

     Willis Capital, L.L.C. (“WILLIS CAPITAL”), is organized under the laws of the State of Delaware and its principal office is located at 1111 South Willis Avenue, Wheeling, Illinois 60090. Willis Capital is a specially formed entity whose principal business is to acquire a membership interest in Open Wheel Racing. The members of Willis Capital are Mr. Forsythe, Forsythe Racing, Inc., Indeck Energy Services, Inc., and Indeck-Ilion Cogeneration Corp.

     Mr. Forsythe is a United States citizen and his business address is 1111 South Willis Avenue, Wheeling, Illinois 60090. Mr. Forsythe’s principal occupation is Chairman and CEO of Indeck Power Equipment Company, IES, Indeck-Ilion, and Forsythe Racing, Inc.

     Forsythe Racing, Inc. is organized under the laws of the State of Illinois and its principal office is 1111 South Willis Avenue, Wheeling, Illinois 60090. Mr. Forsythe is the Chairman and CEO of Forsythe Racing, Inc. The directors of Forsythe Racing, Inc., are: Gerald R. Forsythe, Michelle R. Fawcett, Marsha L. Fournier, Monica J. Breslow, and Melissa F. Bernadette.

     Indeck Energy Services, Inc. (“IES”) is organized under the laws of the State of Illinois and its principal office is located at 600 North Buffalo Grove Road, Buffalo Grove, Illinois 60089. Mr. Forsythe is the Chairman and CEO of IES. The directors of IES are: Gerald R. Forsythe, Michelle R. Fawcett, Marsha L. Fournier, Monica J. Breslow, Melissa F. Bernadette, Lawrence A. Lagowski, and Thomas M. Campone.

     Indeck-Ilion Cogeneration Corp. (“INDECK-ILION”) is a wholly owned subsidiary of IES and is organized under the laws of the State of Illinois. Its principal office is located at 600 North Buffalo Grove Road, Buffalo Grove, Illinois 60089. Mr. Forsythe is the Chairman and CEO of Indeck-Ilion. The directors of Indeck-Ilion are: Gerald R. Forsythe, Marsha L. Fournier, Lawrence A. Lagowski, and Thomas M. Campone.

     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Common Stock previously beneficially owned by the Reporting Persons is now beneficially owned by Willis Capital and Mr. Forsythe only. Open Wheel Racing transferred the Common Stock to Willis Capital when the plan of Open Wheel Racing to acquire CART was terminated. As previously reported, pursuant to the Open Wheel Racing Operating Agreement dated August 15, 2003 (the “OPERATING AGREEMENT”), filed as Exhibit 99.3, and the Contribution Agreement dated September 10, 2003 (the “CONTRIBUTION AGREEMENT”), filed as Exhibit 99.7, Willis Capital contributed to Open Wheel Racing its shares of Common Stock in furtherance of the purpose of Open Wheel Racing to acquire CART. The acquisition will not occur. Open Wheel Racing has returned to Willis Capital the contributed shares of Common Stock pursuant to the Unanimous Written Consent by its Board of Managers and Members, dated December 15, 2003, filed as Exhibit 99.10.

ITEM 4. PURPOSE OF TRANSACTION.

     As previously reported, Open Wheel Racing proposed to acquire CART in a letter delivered to CART on August 15, 2003 and filed as Exhibit 99.1. That proposal contemplated acquiring all outstanding capital stock and attached rights of CART (the “MERGER”) pursuant to the Merger Agreement, filed as Exhibit 99.5. Open Wheel Racing and CART issued a joint press release regarding the proposed Merger, filed as Exhibit 99.6.

     As previously reported, Open Wheel informed CART that it did not believe that CART could satisfy the conditions to the Merger, and that Open Wheel Racing would not waive any condition to the closing. CART announced that it believed it unlikely that the conditions regarding the absence of any material adverse effect would be satisfied. In light of the foregoing, Open Wheel Racing proposed an alternative transaction to permit Open Wheel Racing to continue the CART racing series next year, filed as Exhibit 99.9. A press release referring to the discussions of December 2, 2003 between Open Wheel Racing and CART, where the proposal was first made, is filed as Exhibit 99.8.

     Open Wheel Racing and CART have entered into the Asset Purchase Agreement to terminate the Merger Agreement and to acquire certain assets of CART and Cart, Inc. The Asset Purchase Agreement is filed as Exhibit 99.11.

     In light of the foregoing, Open Wheel has returned the Common Stock to Willis Capital, pursuant to the Unanimous Written Consent by its Board of Managers and Members, dated December 15, 2003, filed as Exhibit 99.10.

     References to, and the descriptions of, the Asset Purchase Agreement and all other documents described herein are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13-D/A and incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Willis Capital and Mr. Forsythe beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,377,400 shares of Common Stock, representing approximately 22.9% of the outstanding shares of Common Stock based on 14,718,134 shares outstanding, as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

     (b) As of the date of filing, the shares that are the subject of this Schedule 13-D/A are held by Willis Capital. Willis Capital has the sole power to vote and dispose of 3,377,400 shares of Common Stock, subject to the limitations in the Voting Agreements described in Item 6 below.

     (c) Other than as described herein, the Reporting Persons have not made any purchases of CART Common Stock over the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The shares of Common Stock currently owned by Willis Capital are subject to voting agreements between Gerald R. Forsythe and CART dated October 16, 2002, and September 11, 2002 (the “VOTING AGREEMENTS”), pursuant to which all Common Stock acquired by Mr. Forsythe in excess of 15% of the outstanding stock must be voted consistent with the recommendation of the CART Board of Directors on all strategic matters for a period of three years.

     Pursuant to a letter delivered to Mr. Forsythe by the CART Board of Directors on August 11, 2003 (the “AUGUST 11 LETTER”), filed as Exhibit 99.2, the CART Board of Directors approved the formation of a group for purposes of formulating an acquisition proposal, provided that if the acquisition proposal is abandoned, withdrawn or rejected by the board, such group will disband.

     On August 15, 2003, in response to the August 11 Letter, 21st Century Racing Holdings LLC, Big Bang Racing LLC, and Willis Capital executed the Operating Agreement of Open Wheel Racing, filed as Exhibit 99.3.

     On September 10, 2003, Messrs. Kalkhoven, Gentilozzi and Forsythe executed a Contribution Agreement, filed as Exhibit 99.7. Pursuant to the Contribution Agreement, Mr. Forsythe contributed the shares of Common Stock beneficially owned by Willis Capital to Open Wheel Racing on September 26, 2003.

     On September 10, 2003, Open Wheel Racing and Acquisition Corp. entered into the Merger Agreement, filed as Exhibit 99.5.

     On December 10, 2003, Open Wheel Racing transferred to Willis Capital the shares of Common Stock Open Wheel Racing owned and the other Reporting Persons beneficially owned. Also on December 10, 2003, Open Wheel Racing and Acquisition Corp. entered into an Asset Purchase Agreement with CART. The Contribution Agreement was terminated by its terms and the Operating Agreement was amended to remove reference to the contribution of Common Stock by Willis Capital. There is no agreement between Willis Capital and Mr. Forsythe, or either of them, and the other Reporting Persons, concerning the voting or disposition of the Common Stock.

     Other than the Voting Agreements, the Common Stock beneficially owned by Willis Capital, L.L.C. and Mr. Forsythe is not pledged or otherwise subject to a contingency the occurrence of which would give any other person voting power or investment power over such stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following documents are incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 18, 2003 and to the Schedule 13D-A filed by the Reporting Persons on September 11, 2003:

99.1	Offer Letter from Open Wheel Racing Series LLC to CART dated August 15, 2003.[1]

99.2	Letter from CART to Mr. Forsythe dated August 11, 2003.[1]

99.3	Open Wheel Racing Series LLC Operating Agreement dated August 15, 2003.[1]

99.4	Agreement of Joint Filing among the Reporting Persons dated September 11, 2003.[2]

99.5	Agreement and Plan of Merger dated September 10, 2003.[2]

99.6	Press Release dated September 10, 2003.[2]

99.7	Contribution Agreement dated September 10, 2003. [2]

99.8	Press Release dated December 2, 2003.[3]

99.9	Letter from Open Wheel Racing Series LLC dated December 3, 2003. [3]

99.10	Unanimous Written Consent by Open Wheel Racing Board of Managers and Members, dated December 15, 2003.

99.11	Asset Purchase Agreement dated December 15, 2003.

     1 This exhibit was filed with the original Schedule 13D filed by the Reporting Persons on August 18, 2003.

     2 This exhibit was filed with the amended Schedule 13D filed by the Reporting Persons on September 11, 2003.

     3 This exhibit was filed with the amended Schedule 13D filed by the Reporting Persons on December 3, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/15/03

OPEN WHEEL RACING SERIES LLC

	By:	/s/ Kevin Kalkhoven

Kevin Kalkhoven, a Manager

OPEN WHEEL ACQUISITION CORPORATION

	By:	/s/ Kevin Kalkhoven

Kevin Kalkhoven, its President

21ST CENTURY RACING HOLDINGS LLC

	By:	/s/ Kevin Kalkhoven

Kevin Kalkhoven, Managing Member

/s/ Kevin Kalkhoven

Kevin Kalkhoven

BIG BANG RACING LLC

	By:	/s/ Kevin Kalkhoven

Kevin Kalkhoven, Attorney-in-fact

/s/ Kevin Kalkhoven

Paul Gentilozzi by Kevin Kalkhoven, Attorney-in-fact

WILLIS CAPITAL, L.L.C

	By:	/s/ Kevin Kalkhoven

Kevin Kalkhoven, Attorney-in-fact

/s/ Kevin Kalkhoven

Gerald R. Forsythe by Kevin Kalkhoven, Attorney-in-fact

Exhibit Index

99.1	Offer Letter from Open Wheel Racing Series LLC to CART dated August 15, 2003.[1]

99.2	Letter from CART to Mr. Forsythe dated August 11, 2003.[1]

99.3	Open Wheel Racing Series LLC Operating Agreement dated August 15, 2003.[1]

99.4	Agreement of Joint Filing among the Reporting Persons dated September 11, 2003.[2]

99.5	Agreement and Plan of Merger dated September 10, 2003.[2]

99.6	Press Release dated September 10, 2003.[2]

99.7	Contribution Agreement dated September 10, 2003. [2]

99.8	Press Release dated December 2, 2003.[3]

99.9	Letter from Open Wheel Racing Series LLC dated December 3, 2003. [3]

99.10	Unanimous Written Consent by Open Wheel Racing Board of Managers and Members, dated December 15, 2003.

99.11	Asset Purchase Agreement dated December 15, 2003.

     1 This exhibit was filed with the original Schedule 13D filed by the Reporting Persons on August 18, 2003.

     2 This exhibit was filed with the amended Schedule 13D filed by the Reporting Persons on September 11, 2003.

     3 This exhibit was filed with the amended Schedule 13D filed by the Reporting Persons on December 3, 2003.